EXHIBIT 99.1

News Release dated March 23, 2009

Suncor Energy and Petro-Canada join forces to create the premier Canadian energy company

The combination of Suncor Energy and Petro-Canada creates a globally-competitive, Canadian-based integrated energy company with a balanced portfolio of high quality assets, a strong balance sheet and significant growth prospects.

All dollar figures in this news release are Canadian unless otherwise noted. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation.

CALGARY, March 23, 2009, 12:30 a.m. ET – Suncor Energy Inc. (“Suncor”) (TSX/SU; NYSE/SU) and Petro-Canada (“Petro-Canada”) (TSX/PCA; NYSE/PCZ) today announced that they have agreed to merge the two companies. Upon completion of the transaction, the parties have agreed the combined entity will operate corporately and trade under the Suncor name, while maintaining the strong brand presence and customer loyalty of Petro-Canada in refined products.

“This merger creates a made-in-Canada energy leader with the assets, cost structure and financial strength to compete globally,” said Rick George, who is president and chief executive officer of Suncor and who will assume the same role with the merged entity. “The combined portfolio boasts the largest oil sands resource position, a strong Canadian downstream brand, solid conventional exploration and production assets, and low-cost production from Canada’s east coast and internationally.”

Under the terms of the Arrangement Agreement entered into between Suncor and Petro-Canada, the proposed merger will be effected by way of a Plan of Arrangement completed under the Canada Business Corporations Act. It will feature a common share exchange through which Petro-Canada common shareholders will effectively receive 1.28 common shares of the merged company for each common share of Petro-Canada they own and each Suncor common shareholder will receive one common share of the merged company for each common share of Suncor they own.  The exchange ratio represents an approximate 25% premium for the Petro-Canada shares to the 30-day weighted-average trading price of such shares.  On completion of the proposed transaction, Suncor’s existing shareholders will own approximately 60 per cent and Petro-Canada shareholders will own approximately 40 per cent of the merged company.

The merged company will have the following key characteristics:

•                  a resource base with approximately 7.5 billion barrels of oil equivalent (boe) of proved (developed and undeveloped) and probable reserves, on top of an estimated contingent resource base of approximately 19 billion boe (see 2008 Reserves and Remaining Recoverable Resources in this news release).

•                  strong cash flow from current crude oil and natural gas production of approximately 680,000 boe per day (boe/d).

•                  a strong balance sheet, with a pro forma debt to capitalization of 29.6 per cent and a debt-to-cash flow ratio of 1.2.

•                  an experienced management team, complementary cultures and leading environmental and social responsibility practices.

•                  a high quality asset portfolio including:

•                  a suite of oil sands growth options for both mined and in-situ resource recovery, as well as value-added upgrading.

•                  a position in every major oil development project on Canada’s East Coast.

•                  low-cost international crude oil and natural gas production from the North Sea, North Africa and Latin America.

•                  refining capacity of 433,000 barrels per day (b/d) and a strong Canadian retail brand.

•                  a solid platform for further development of renewable energy projects.

“The merger will be good for shareholders of both companies with reduced capital requirements, operating efficiencies and complementary integration opportunities between upstream and downstream assets,” said Ron Brenneman, who is currently president and chief executive officer of Petro-Canada and who will assume the role of Executive Vice Chairman in the merged company. “The increased scale provides more stability in volatile markets, plus the financial and organizational capability to successfully take on large-scale projects in the future.”

“More than just the strategic fit, I also believe there’s a lot of common ground in our corporate vision” said George. “Both Petro-Canada and Suncor have a history of innovation and pushing the frontiers of oil and gas development in Canada. And just as importantly, both companies have taken a leadership position in striving to develop not just resources, but also communities, the Canadian economy and our quality of life. We’ve both put a strong focus on people and our shared environment and together, I expect that focus to be even stronger as we move forward.”

The merging companies estimate achieving annual operating expenditure reductions of $300 million. These savings are expected to come from efficiencies in overlapping operations, streamlining business practices, and improved logistics.  The companies also expect to achieve annual capital efficiencies of approximately

$1 billion through elimination of redundant spending and targeting capital budgets to high-return, near term projects.

The merged company’s Board of Directors is expected to comprise 12 Directors, including eight members from Suncor’s current board and four members from Petro-Canada’s current board. John Ferguson, Suncor Energy Chairman, will serve as Chairman of the Board of Directors of the merged company.

Completion of the proposed merger is conditional on approval of Suncor and Petro-Canada shareholders, compliance with the Competition Act, and satisfaction of other customary approvals including regulatory, stock exchange, and Court of Queen’s Bench of Alberta approvals. The required shareholder approval will be two thirds of the votes cast by holders of Suncor common shares and two thirds of the votes cast by holders of Petro-Canada common shares at meetings of Suncor and Petro-Canada, respectively, held to consider the proposed merger. Suncor and Petro-Canada will defer their annual and general meetings so that combined annual and special shareholder meetings for each of Suncor and Petro-Canada can be held in late May or early June to consider annual shareholder business and the proposed merger.  Suncor and Petro-Canada anticipate that the proposed merger will be completed in the third quarter of 2009.

It is expected that a joint information circular will be sent to the shareholders of each company in April.  The Arrangement has been structured to allow shareholders of Petro-Canada and Suncor to receive shares of the merged company on a tax-deferred basis for Canadian and United States income tax purposes.  The Arrangement Agreement provides that each party is subject to non-solicitation provisions and for the payment of a fee of $300 million to either party in the event that the transaction is not completed for certain reasons other than, among other things, shareholder and regulatory approval.

The merged company will continue to be governed by the provisions of the Petro-Canada Public Participation Act.  Key provisions provide that the head office will be in Calgary, Alberta; no single shareholder or group acting in concert can hold more than 20% of the outstanding shares of the merged company; and the public can communicate with and obtain services from head office in either of Canada’s official languages.

Both Boards of Directors have determined that the proposed merger is in the best interest of their respective companies based in part upon fairness opinions received from their financial advisors. CIBC World Markets and Morgan Stanley are acting as financial advisors to Suncor for the purposes of this transaction. Petro-Canada retained RBC Capital Markets and Deutsche Bank as its financial advisors. Blake, Cassels and Graydon LLP served as legal counsel to Suncor. Petro-Canada retained MacLeod Dixon LLP as its legal counsel, and Torys LLP in connection with the Petro-Canada Public Participation Act and United States legal issues

Subject to the approval of the stock exchanges, the merged company’s shares will trade on both the Toronto and New York stock exchanges under the symbol [SU].

Background Information

2008 Operating Statistics

	Suncor	Petro- Canada	Combined

UPSTREAM

Production, net before royalties (2008)
Oil Sands (bbl/d)	228,000	59,900	287,900
Conventional Oil (bbl/d)	3,100	240,800	243,900
Natural Gas (mmcf/d)	202	706	908
Total (boe/d)	264,700	418,400	683,100

DOWNSTREAM

Refined product sales

(thousands of cubic metres/day for 2008)
Gasoline	15.9	23.4	39.3
Distillate	10.8	18.9	29.7
Other, including petrochemicals	4.8	10.1	14.9
Total	31.5	52.4	83.9

Retail sites (at year end 2008)	427	1,323	1,750

Refining capacity (bbl/d)	178,000	255,000	433,000

CORPORATE

Employees (number at year-end 2008)	6,798	6,088	12,886

Balance Sheet Information: 2008 Actuals

Suncor

($ millions)

ASSETS

Current assets
Cash and cash equivalents	660
Accounts receivable	1 580
Inventories	909
Income taxes receivable	67
Future income taxes	21
Total current assets	3 237
Property, plant and equipment, net	28 316
Deferred charges and other	975
Total assets	32 528

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities
Short-term debt	11
Accounts payable and accrued liabilities	3 229
Taxes other than income taxes	97
Income taxes payable	81
Future income taxes	111
Total current liabilities	3 529
Long-term debt	7 875
Accrued liabilities and other	1 986
Future income taxes	4 615
Total shareholder’s equity	14 523
Total liabilities and shareholder’s equity	32 528

2008 CASH FLOW FROM OPERATING ACTIVITES	4 462

RATIOS

Debt-to-debt plus equity (%)	35.2

Balance Sheet Information: 2008 Actuals

Petro-Canada

($ millions)

ASSETS

Current assets
Cash and cash equivalents	1 445
Accounts receivable	2 844
Inventories	1 289
Income taxes receivable	—
Future income taxes	25
Total current assets	5 603
Property, plant and equipment, net	23 485
Deferred charges and other	1 289
Total assets	30 377

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities
Short-term debt	3
Accounts payable and accrued liabilities	3 186
Income taxes payable	1 018
Future income taxes	—
Total current liabilities	4 207
Long-term debt	4 746
Accrued liabilities and other	2 767
Future income taxes	3 182
Shareholder’s equity	15 475
Total liabilities and shareholder’s equity	30 377

2008 CASH FLOW FROM OPERATING ACTIVITES	6 522

RATIOS

Debt-to-cash flow from operating activities (times)	0.7
Net debt-to-cash flow from operating activities (times)	0.5
Debt-to-debt plus equity (%)	23.5

2008 Year-End Reserves and Remaining Recoverable Resources

Readers are cautioned that the combined estimate of remaining recoverable resources set forth below combines multiple estimates of proved and probable reserves, best estimate contingent resources and 2C contingent resources, which statistical principles indicate may be misleading as to volumes that may actually be recovered. The foregoing volumes are not intended to be indicative of volumes that may actually be recovered and are provided for illustrative purposes only. Readers are cautioned not to place undue reliance on such numbers due to a variety of risks inherent in the manner in which such volumes are presented here, including but not limited to: material differences in the manner in which Petro-Canada and Suncor calculate their reserves and resources; inherent difficulties in combining reserve and resource volumes developed under differing standards and requirements; and the use of different pricing methodology.

As at December 31, 2008(1), (2)	Suncor(3), (5)	Petro- Canada(4), (7)	Suncor + Petro- Canada Combined
(Columns may not total due to rounding)

Oil Sands (6)

MMboe
Proved Reserves (Developed and Undeveloped)	2,500	570	3,070
Probable Reserves	2,500	510	3,010
Contingent Resources	10,000	6,170	16,170
Total	15,000	7,250	22,250

North America

(Conventional Crude Oil, NGL, and Natural Gas)

MMboe
Proved Reserves (Developed and Undeveloped)	100	250	350
Probable Reserves	—	100	100
Contingent Resources	—	1,500	1,500
Total (MMboe)	100	1,850	1,950

Offshore – East Coast and North Sea

(Conventional Crude Oil, NGL, and Natural Gas)

MMboe
Proved Reserves (Developed and Undeveloped)	—	250	250
Probable Reserves	—	250	250
Contingent Resources	—	500	500
Total (MMboe)	—	1,000	1,000

Other International

(Conventional Crude Oil, NGL, and Natural Gas)

MMboe
Proved Reserves (Developed and Undeveloped)	—	160	160
Probable Reserves	—	250	250
Contingent Resources	—	750	750
Total (MMboe)	—	1,160	1,160

Remaining Recoverable Resources (8), (9)

MMboe
Proved (Developed and Undeveloped) + Probable Reserves	5,100	2,350	7,450
Contingent Resources	10,000	8,920	18,920
Total (MMboe)	15,100	11,270	26,370

Note: Totals may not add due to rounding

1.               Natural Gas is converted to barrels of oil equivalent (boe) using six (6) mcf of gas to one (1) boe.

2.               Reserve and Resource estimates are working interests before royalties.

3.               Suncor’s reserve and resource estimates are in accordance with Canadian requirements under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators. For additional information regarding the categories and definitions for different classes of reserves and resources, see Suncor’s Annual Information Form dated March 2, 2009 (the Suncor AIF) , a copy of which is available under Suncor Energy’s profile on www.sedar.com.

4.               Petro-Canada’s reserve and resource estimates are in accordance with the table below. For additional information regarding the categories and definitions for different classes of reserves and resources, see Petro-Canada’s Annual Information Form dated March 18, 2009 (the Petro-Canada AIF), a copy of which is available under Petro-Canada’s profile on www.sedar.com.

5.               Suncor uses NI 51-101 for proved reserves and Petro-Canada uses SEC and FASB standards as well as SEC Guide 7 for Mining when preparing and reporting reserves. Such reserves information may differ and such differences may be material. These differences relate to the SEC requirement, employed by Petro-Canada, for disclosure only of proved reserves calculated at constant year-end prices and costs, while NI 51-101 requires disclosure, employed by Suncor, at forecast prices and costs. Also, the definition of proved reserves differs between SEC and NI 51-101 requirements.

6.               Petro-Canada’s in-situ bitumen reserves and resources have been converted to synthetic oil volumes (SCO) using the conversion 1 bbl bitumen = 0.8 bbl SCO.

7.               Under Petro-Canada’s disclosure, although the SPE PRMS resource classification has categories of 1C, 2C and 3C for contingent resources, the estimates above will only refer to the 2C for contingent resources. Suncor’s disclosure of contingent resources, although it employs estimates of low, best and high, the estimates above only refer to best estimates.

8.               Remaining recoverable resources volume is an (unrisked) arithmetic sum of multiple estimates of proved and probable reserves, best estimate contingent resources and 2C contingent resources, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves or resources and appreciate the differing probabilities of recovery associated with each class as explained in the Suncor AIF and Petro-Canada AIF which are available under each company’s respective profile on www.sedar.com. The contingent resources have not been adjusted for risk based on the chance of development. This is not an estimate of volumes that may be recovered. Actual recovery may be materially less.

Proved oil and natural gas reserves (includes both proved developed and proved undeveloped)

The United States Securities and Exchange Commission (the “SEC”) reserves definition (Accounting Rules Regulation S-X 210.4-10, U.S. Financial Accounting Standards Board (“FASB”) Statement No. 69) SEC Guide 7 for Oil Sands Mining

Probable reserves

Canadian Securities Administrators: Canadian Oil and Gas Evaluation (“COGE”) Handbook, Vol. 1 Section 5 prepared by the Society of Petroleum Evaluation Engineers (“SPEE”) and the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”)

Contingent resources

Petroleum Resources Management System (SPE PRMS); Society of Petroleum Engineers, SPEE, World Petroleum Congress and American Association of Petroleum Geologists definitions (approved March 2007); Canadian Securities Administrators; COGE Handbook Vol.1, Section 5.

Analyst Conference Call

An analyst conference call will be held for the investment community on Monday morning, March 23, at 7 a.m. MDT (9 a.m. EDT).  To call in, analysts or media should dial toll free:

From North America: 1-866-696-5910

From elsewhere: 00-800-8989-6336

Participants need to enter the pass code number 2463731.

Should you have difficulty joining the call, please dial 1-416-340-2217.

Please register at least 10 minutes before the start of the conference call.

A live audio webcast of the analyst conference call will be available via both www.petro-canada.ca and www.suncor.com or by going to the following weblink: http://events.startcast.com/events6/Default.aspx?EID=3f8cdcb1-7a8c-40ae-a1ef-76afc50d3ace

An archived version of the webcast will be available after the conference call.  The archive will also be available until April 6, 2009 by dialing:

From North America: 1-800-408-3053 or 416-695-5800

From elsewhere: 00-800-3366-3052

Participants need to enter the pass code number 3046101.

News Conference

A news conference will be held for media on Monday morning, March 23, at 8:30 a.m. MDT (10:30 a.m. EDT). The news conference will be held in Glen Room 206 in the south building of the Telus Convention Centre, 120 9th Avenue S.E., Calgary, Alberta.

To call in and ask questions, media should dial toll free:

From North America: 1-888-789-9572

From elsewhere: 00-800-6578-9818

Participants need to enter the pass code number 4361810.

Should you have difficulty joining the call, please dial 1-416-695-7806.

Please register at least 10 minutes before the start of the conference call.

A live audio webcast of the news conference will be available via both www.petro-canada.ca and www.suncor.com.  An archived version of the webcast will be available after the conference call.  The archive will also be available until April 6, 2009 by dialing:

From North America: 1-800-408-3053 or 416-695-5800

From elsewhere: 00-800-3366-3052

Participants need to enter the pass code number 6187446.

Advisory Regarding Forward-Looking Information and Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this press release contains forward looking statements and information concerning: the merged company’s assets, cost structure, financial position, cash flow and growth prospects; the merged company’s petroleum and natural gas production, reserves and resources; future project development; the anticipated benefits from the merger including reduced capital requirements, cost savings, improved operating and capital efficiencies and integration opportunities the name, board of directors and leadership of the merged company; the timing of the shareholder meetings and publication of related shareholder materials to consider the proposed merger and the expected completion date of the proposed merger; the anticipated tax treatment of the proposed merger; the stock exchange listing of the merged company’s shares; and certain combined operational and financial information.

Furthermore, the combined information set forth in the press release should not be considered to be what the actual reserves, resources, financial position or other results of operations would have necessarily been had Suncor Energy and Petro-Canada operated as a single merged company as at or for the periods presented.

The forward-looking statements and information in this press release are based on certain key expectations and assumptions made by Suncor and Petro-Canada, including expectations and assumptions concerning: the accuracy of reserve and resource estimates; customer demand for the merged company’s products; commodity prices and interest and foreign exchange rates; planned synergies, capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory, security holder and third party approvals in respect of the proposed merger.  Although Suncor and Petro-Canada believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Suncor and Petro-Canada can give no assurance that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.  These include, but are not limited to the risks associated with the oil and gas industry in general such as: operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates and estimates and projections relating to production, costs and expenses; health, safety and environmental risks; commodity price, interest rate and exchange rate fluctuations; marketing and transportation or petroleum and natural gas and loss of markets; environmental risks; competition; failure to realize the anticipated benefits of the merger and to successfully integrate Suncor and Petro-Canada; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory, security holder and other third party approvals in respect of the merger; and changes in legislation, including but not limited to tax laws, royalty rates and environmental regulations.  There are risks also inherent in the nature of the proposed transaction, including: failure to realize anticipated synergies or cost savings; risks regarding the integration of the two entities; incorrect assessments of the values of the other entity; and failure to obtain any required regulatory and other third party approvals (or to do so in a timely manner).  This press release also contains forward-looking statements and information concerning the anticipated completion of the proposed transaction and the anticipated timing for completion of the transaction. Suncor and Petro-Canada have provided these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail the shareholder meeting materials; the timing of receipt of the necessary regulatory, court and other third party approvals; and the time necessary to satisfy the conditions to the closing of the transaction.  These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction.  As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the operations or financial results of Suncor, Petro-Canada or the merged company are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov) or, in the case of Suncor, at Suncor’s website (www.suncor.com), and in the case of Petro-Canada, at Petro-Canada’s website (www.petro-canada.ca).

The forward-looking statements and information contained in this press release are made as of the date hereof and Suncor and Petro-Canada undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

ABOUT SUNCOR

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel, while operations throughout western Canada produce natural gas. Suncor operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. U.S.A. downstream assets include pipeline and refining operations in Colorado and Wyoming and retail sales in the Denver area under the Phillips 66® brand. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy (U.S.A.) Inc. is an authorized licensee of the Phillips 66® brand and marks in the state of Colorado. Sunoco in Canada is separate and unrelated to Sunoco in the United States, which is owned by Sunoco, Inc. of Philadelphia.

For further information about Suncor, please visit [www.suncor.com] or call

Investor inquiries: John Rogers, (403) 269-8671

Media inquiries:  Shawn Davis, (403) 920-8379

ABOUT PETRO-CANADA

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For further information about Petro-Canada, please visit [www.petro-canada.ca] or call:

Investor inquiries: Ken Hall (403) 296-7859

Media inquiries:  Victoria Barrington (403) 296-8589